組　織　機　構　図
(Organization Chart)

H31.1.1～

改正案

- 株主総会 (General Meeting of Shareholders)
  - 監査役会 (Board of Corporate Auditors)
  - 取締役会 (Board of Directors)
    - 監督委員会 (Supervisory Committee)
    - 社長 (President)
      - 人事協議会 (Personnel Council)
      - 役員部長懇談会 (Directors and General Managers Meeting)
      - 常務会 (Managing Directors Meeting)
      - 内部監査室 (Internal Audit Division)
      - ﾁｰﾌ･ｺﾝﾌﾟﾗｲｱﾝｽ･ｵﾌｨｻｰ (Chief Compliance Officer)
        - ｺﾝﾌﾟﾗｲｱﾝｽ統括室 (Compliance Management Division)
      - 格付評議会 (Credit Rating Council)
      - 格付基準委員会 (Rating Criteria Committee)
      - 格付委員会 (Rating Committee)
      - 格付企画部 (Rating Planning Dept.)
      - 格付プロセス統括部 (Rating Administration Dept.)
      - ハイブリッド商品室 (Hybrid Finance Division)
      - 金融格付部 (Financial Institution Rating Dept.)
        - パブリックセクター格付室 (Public Sector Rating Division)
      - 事業格付第一部 (Corporate Rating Dept. I)
        - 医療・学校法人格付室 (Medical & Educational Institution Rating Division)
      - 事業格付第二部 (Corporate Rating Dept. II)
        - 中堅・中小企業格付室 (SME Rating Division)
      - ｽﾄﾗｸﾁｬｰﾄﾞ･ﾌｧｲﾅﾝｽ部 (Structured Finance Dept.)
      - 国際格付部 (International Dept.)
      - **サステナブル・ファイナンス評価部 (Sustainable Finance Evaluation Dept.)**
      - 情報サービス部 (Information Services Dept.)
        - 翻訳室 (Translation Division)
      - ＲＭ事業部 (Relationship Management Dept.)
      - **特別戦略企画推進部 (Strategic Marketing Dept.)**
      - 経営管理企画部 (Corporate Management & Planning Dept.)
        - 数理･ｼｽﾃﾑ室 (Financial Technology Division)
        - 調査室 (Research Division)